FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For April 5, 2007
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
             Form 20-F [ X ]                         Form 40-F [  ]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX


  Exhibit      Date                  Description of Exhibit
  -------      ----                  ----------------------
     1      2007/04/05    IIJ Makes its Two Consolidated Subsidiaries 100% Owned
                          through Exchange of Shares

EXHIBIT 1
---------

         IIJ Makes its Two Consolidated Subsidiaries 100% Owned through
                              Exchanges of Shares

    TOKYO--(BUSINESS WIRE)--April 5, 2007--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE1: 3774), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that the boards of directors of IIJ and its consolidated subsidiaries, IIJ Technology Inc. ("IIJ-Tech") and Net Care, Inc ("Net Care") resolved that IIJ make the two consolidated subsidiaries 100% owned through share exchanges. IIJ and each of the two consolidated subsidiaries have closed an agreement in respect of the exchanges.

1. Purpose for IIJ to make the two consolidated subsidiaries 100% owned

    Customers' network systems are becoming more advanced and complicated as Internet technology is more widely used in internal corporate networks and business systems. In these circumstances, IIJ is being required by customers to provide a comprehensive suite of services including design and construction of overall network systems, network services, and the operation and monitoring of networks as total solutions to its customers.

    While it is conducting its business by tying up with its consolidated subsidiaries as a Group, IIJ intends to create a foundation for enhancing its future business development, such as managing the IIJ Group more effectively and allocating group resources more efficiently. IIJ also foresees the future possibility of introducing a consolidated tax payment system.

2. Summary of the share exchanges



(1) Schedule

April 5, 2007            Resolution of the share exchanges by the boards
                         of directors
                         (IIJ, IIJ-Tech and Net Care)

                         Close of the agreements for the share exchanges (IIJ, IIJ-Tech and Net Care)

May 11, 2007 (planned)   Share exchanges to be effective
                         (IIJ, IIJ-Tech and Net Care)

                         Issuance of the shares

Note) The board of directors of IIJ resolved the exchange of the shares in accordance with the rules defined under Article 796.3 of the Corporation Act in Japan (the simplified method of exchange of shares). The board of directors of IIJ-Tech and Net Care resolved the exchanges of the shares in accordance with the rule defined under Article 784.1 of the Corporation Act in Japan (the informal method of exchange of shares).


(2) Ratio of the exchange



                                IIJ          IIJ-Tech        Net Care
                           (100% owning    (100% owned     (100% owned
                              company)       company)         company)
----------------------------------------------------------------------
Ratio of the exchange              1            0.84             0.22
----------------------------------------------------------------------





Note) 1. Ratio of the allocation of the shares

         0.84 shares of common stock of IIJ per 1 share of common stock of IIJ-Tech will be issued to be allocated to the shareholders listed on the shareholder list of IIJ-Tech on the day before the agreement for the share exchange becomes effective (May 10, 2007) excluding IIJ (holding 43,805 shares of common stock of IIJ-Tech).

         0.22 shares of common stock of IIJ per 1 share of common stock of IIJ will be issued to be allocated to the shareholders listed on the shareholder list of Net Care excluding IIJ (holding 18,500 shares of common stock of Net
         Care) on the day before the agreement for the share exchange becomes effective (May 10, 2007).

      2. Handling of fractional figures

         Fractional shares that are smaller than 1 share of common stock of IIJ that should be issued to the shareholders of IIJ-Tech through the exchange of the shares will be settled in cash with the shareholders in accordance with the rules defined under Article 234 of the Corporation Act in Japan. No fractional shares will be issued to the shareholders of Net Care.

      3. Number of the new shares to be issued by the exchange of the shares

         IIJ will newly issue 2,178 shares of common stock of IIJ upon the exchanges of the shares.


(3) Policy of calculation of the share exchange ratio

    As a basis of the calculation of the share exchange ratio, IIJ, IIJ-Tech and Net Care conducted the following analysis. For IIJ, the analysis was made with the average of the closing price on the First Section of the Tokyo Stock Exchange for the consecutive 30 business days including and before March 30, 2007. For IIJ-Tech and Net Care, the analysis was made by a discount cash flow method and comparison with other similar companies and in reference to the share values calculated by a third party appraiser that does not have relationships with IIJ, IIJ-Tech and Net Care. The share exchange ratio has been determined as above considering generally the results of the above analysis.

    IIJ, IIJ-Tech and Net Care assumed that there would be no significant change in the trend of recent business results as a basis for the discount cash flow method.

    (4) Handling of share warrants and bonds with share warrants of IIJ-Tech and Net Care

    There are no share warrants or bonds with share warrant regarding IIJ-Tech and Net Care on the date of this announcement.

    3. Overview of the companies related to the exchanges of the shares



(1) Company name  Internet Initiative IIJ Technology   Net Care, Inc.
                   Japan Inc. (100%     Inc. (100%      (100% owned
                     owing company)    owned company)     company)
----------------------------------------------------------------------
(2) Main business  Provision of        Provision of    Provision of
                   Internet            design,         monitoring and
                   connectivity        construction,   operation of
                   services, value-    maintenance     networks,
                   added services,     services and    outsourced
                   systems             operation of    customer
                   integration and     systems         support
                   equipment sales                     services and
                                                       operation of
                                                       data centers
----------------------------------------------------------------------
(3) Date of        December 3, 1992    November 26,    February 9, 1998
 establishment                         1996
----------------------------------------------------------------------
(4) Location of    1-105 Kanda Jinbo-  1-105 Kanda     1-105 Kanda
 headquarters      cho, Chiyoda-ku,    Jinbo-cho,      Jinbo-cho,
                   Tokyo               Chiyoda-ku,     Chiyoda-ku,
                                       Tokyo           Tokyo
----------------------------------------------------------------------
(5) Title and      Koichi Suzuki,      Takeshi         Koichi Suzuki,
 name of the       President and       Kikuchi,        President and
 representatives   Representative      President and   Representative
                   Director            Representative  Director
                                       Director
----------------------------------------------------------------------
(6) Common stock   JPY 16,834 million  JPY 2,358       JPY 1,000
                   (consolidated)      million         million
----------------------------------------------------------------------
(7) Number of      204,300             46,005          20,000
 shares
 outstanding
----------------------------------------------------------------------
(8) Total          JPY 20,222 million  JPY 2,637       JPY 1,207
 shareholders'     (consolidated)      million (non-   million (non-
 equity                                consolidated)   consolidated)
----------------------------------------------------------------------
(9) Total assets   JPY 50,705 million  JPY 7,552       JPY 1,504
                   (consolidated)      million (non-   million (non-
                                       consolidated)   consolidated)
----------------------------------------------------------------------
(10) Fiscal year   March 31            March 31        March 31
 end
----------------------------------------------------------------------
(11) Major         Nippon Telegraph    Internet        Internet
 shareholders and  and Telephone       Initiative      Initiative
 ownership         Corporation 24.71%  Japan Inc.      Japan Inc.
                   Hero and Company     95.22%          92.50%
                   15.95%
                   Koichi Suzuki 6.13%
                   Itochu Corporation
                   5.11%
----------------------------------------------------------------------





Notes)

1. Information from (1) through (7) is as of April 5, 2007.

2. Figures from (8) and (9) are as of September 30, 2006. The figures for IIJ-Tech and Net Care are not audited.

3. The information for IIJ in (11) is as of September 30, 2006. The information for IIJ-Tech and Net Care is as of April 5, 2007. IIJ's ownership to IIJ-Tech and Net Care increased compared to the end of the second quarter of the fiscal year ended March 31, 2007, since IIJ purchased a portion of the shares of IIJ-Tech and Net Care by cash from IIJ-Tech and Net Care's minority shareholders.

4. Hero and Company shown in (11) is the depository facility for IIJ shares, and nominee of the Bank of New York as issuer of American Depositary Receipts (ADR).

5. The revenues, operating income and net income of IIJ-Tech in its non-consolidated financial statements for the fiscal year ended March 31, 2006 were JPY 18.4 billion, JPY 0.8 billion and JPY 0.7 billion, respectively. The revenues, operating income and net income of IIJ-Tech in its non-consolidated financial statements for the fiscal year ended March 31, 2007 are expected to be JPY 22.6 billion, JPY 1.2 billion and JPY 0.7 billion, respectively.

   The revenues, operating income and net income of Net Care in its non-consolidated financial statements for the fiscal year ended March 31, 2006 were JPY 2.3 billion, JPY 0.2 billion and JPY 0.2 billion, respectively. The revenues, operating income and net income of Net Care in its non-consolidated financial statements for the fiscal year ended March 31, 2007 are expected to be JPY 2.7 billion, JPY 0.2 billion and JPY 0.1 billion, respectively.


4. Situation after the share exchanges

(1) Company name, business, location of headquarters, representative and fiscal year end of IIJ

    There is no change in the company name, business, location of headquarters, representative and fiscal year end of IIJ shown in "3. Overview of the companies related to the exchanges of the shares."

(2) Number of shares outstanding of IIJ

    The number of shares of common stock outstanding of IIJ after the share exchanges will be 206,478. The number of shares of common stock to be issued upon the share exchanges is 2,178, which represents 1.05% of the number of shares of common stock outstanding after the exchanges of the shares.

(3) Common stock and others of IIJ

    The additional paid-in capital of IIJ in its non-consolidated financial statements will increase by the change in the capital paid by shareholders as defined under Article 68.1 of the Corporate Accounting Rules in Japan upon the share exchanges. The common stock of IIJ will not be changed.

(4) Effect of the share exchanges to IIJ's business results

    IIJ's financial results for the fiscal year ended March 31, 2007 will not be effected by the share exchanges, since the effective date of the share exchanges is planned to be May 11, 2007.

    Upon the exchanges of the shares, the minority interests in losses of subsidiaries regarding IIJ-Tech and Net Care will disappear. IIJ plans to announce the effect of the share exchanges and other items including its target for the financial results for the fiscal year ending March 31, 2008 (consolidated and non-consolidated) upon the announcement of the financial results for the fiscal year ended March 31, 2007 planned to be made in May 2007.

(5) Others

    IIJ Financial Systems Inc., the 100% owned subsidiary of IIJ-Tech, will become a 100% owned subsidiary of IIJ in indirect ownership, since IIJ-Tech will become IIJ's 100% owned subsidiary.

    IIJ America Inc. will become a 100% owned subsidiary of IIJ in direct and indirect ownership though IIJ-Tech, since IIJ-Tech will become IIJ's 100% owned subsidiary.

About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, TSE1: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2006 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    CONTACT: IIJ Corporate Communications
             Tel: +81-3-5259-6500
             Fax: +81-3-5259-6311
             ir@iij.ad.jp
             http://www.iij.ad.jp/

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Internet Initiative Japan Inc.




Date:  April 5, 2007             By:   /s/ Koichi Suzuki
                                       -----------------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director